Exhibit 99.1

PERION CALLS SHAREHOLDER MEETING
TO APPROVE TRANSACTION WITH CONDUIT AND CLIENTCONNECT
AND OTHER MATTERS

Tel Aviv and Seattle – October 4, 2013 – Perion Network Ltd. (NASDAQ: PERI) (the "Company") today announced that it has scheduled an Extraordinary General Meeting of Shareholders to take place on Monday, November 18, 2013, at 4:00 p.m. (Israel time), and thereafter as may be adjourned from time to time, at the offices of the Company, located at 4 HaNechoshet Street, Tel Aviv 69710, Israel. Only shareholders of record at the close of business on October 9, 2013 will be entitled to vote at the Meeting.

On September 16, 2013, the Company entered into a Share Purchase Agreement (the "Share Purchase Agreement"), by and among the Company, Conduit Ltd., an Israeli company ("Conduit"), and ClientConnect Ltd., a newly formed Israeli company to be owned by the shareholders of Conduit in proportion to their ownership of Conduit ("ClientConnect"). Conduit plans to spin-off to ClientConnect the entire activities and operations, and related assets and liabilities, of Conduit's "ClientConnect" business, which includes its monetization and distribution platform for publishers and developers.  The Share Purchase Agreement provides for, among other things, the purchase by the Company of all the issued and outstanding shares of ClientConnect (following the spin-off) in exchange for newly issued ordinary shares of the Company (the "Share Purchase"), as a result of which ClientConnect will become a wholly owned subsidiary of the Company. Following the closing of the Share Purchase, the Company will be owned 81% by the ClientConnect shareholders and option holders and 19% by existing Company shareholders and option holders, on a fully diluted basis.

The agenda of the Meeting is as follows:

1.
To approve the Share Purchase Agreement, the Share Purchase and all other transactions contemplated by the Share Purchase Agreement, including the following related matters, each of which is contingent upon the other:

a.
the amendment of each of the Company's Articles of Association and Memorandum of Association to increase the Company's authorized share capital to NIS 1,200,000 divided into 120,000,000 ordinary shares of the Company; and

b.
the election of each of Mr. Dror Erez, a co-founder, Chief Technology Officer and member of the Board of Directors of Conduit, and Mr. Roy Gen, the Chief Financial Officer of Conduit, to the Company's Board of Directors.

2.	To approve a new form of D&O indemnification agreement, which is a condition to closing under the Share Purchase Agreement;
3.	To approve the purchase of D&O liability insurance, which is a condition to closing under the Share Purchase Agreement;
4.	To approve compensation for the Company's chief executive officer;
5.	To approve a compensation policy for the Company's directors and officers, as required by Israeli law; and
6.	To approve the Company's amended Equity Incentive Plan for U.S. tax purposes.

Required Votes

The approval of each of Proposal 1 and Proposal 6 requires the affirmative vote of the holders of a majority of the Company's shares present (in person or by proxy) at the Meeting and voting on such matter (not including abstentions). The approval of each of Proposals 2 to 5 requires the affirmative vote of the holders of a majority of the Company's shares present (in person or by proxy) and voting on such matter (not including abstentions), provided, however, that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

Quorum Requirements

The presence of at least two shareholders, holding at least one-third of our issued share capital, represented in person or by proxy at the meeting, will constitute a quorum. If within one half of an hour from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the meeting within one half of an hour of the time fixed for the commencement thereof, then the meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ALL THE PROPOSALS ON THE AGENDA FOR THE MEETING.

Additional Important Information and Where to Find It

In connection with the meeting, Perion will prepare a proxy statement to be mailed to its shareholders of record during the week of October 13, 2013. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SHARE PURCHASE, INCLUDING INFORMATION ABOUT THE CLIENTCONNECT BUSINESS, AND THE OTHER PROPOSALS ON THE AGENDA. The proxy statement and other documents may be obtained for free by directing such request to Perion Investor Relations, telephone: +972-3-7696100 or on the Company's Web site at www.perion.com.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion.  The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion  with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure of any closing conditions to the Share Purchase to be satisfied and the failure of the proposed transaction to be consummated for any other reason, the failure to realize the anticipated benefits of the proposed transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert  management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. Perion does not assume any obligation to update these forward-looking statements.

Contact Information, Perion:
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.